Exhibit 99.1

Li Auto Inc. May 2025 Delivery Update

June 1, 2025

BEIJING, China, June 1, 2025 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it delivered 40,856 vehicles in May 2025, representing a year-over-year increase of 16.7%. As of May 31, 2025, Li Auto’s cumulative deliveries reached 1,301,531.

Li Auto has completed a comprehensive upgrade of its entire model lineup to new versions over the past month. The deliveries of Li MEGA Home began in late May, and its production ramp up is accelerating as orders significantly exceeded expectations. The new Li L series demonstrates substantially enhanced product strengths, with each upgrade tailored to genuine user needs and optimized for high-frequency usage scenarios. Li L9 features the dual-chamber air suspension and dual-valve CDC flagship suspension system, delivering an exceptional balance of spacious interior comfort and stable handling. Meanwhile, both Li L8 and Li L7 feature dual-chamber Magic Carpet air suspension as standard, significantly boosting their sporting performance and setting them apart in the RMB300,000 to RMB400,000 price segment. All models come standard with an all-weather LiDAR to deliver industry-leading automatic emergency braking (AEB) and automatic emergency steering (AES) active safety capabilities.

In late May, Li Auto began to roll out OTA update version 7.4, upgrading the smart assistant Li Xiang Tong Xue with new animated avatars and enhanced intelligence. Additionally, the Company expects to complete the deployment of its 2,500th super charging station in June, setting the stage for the planned launch of its first battery electric SUV, Li i8, in July.

As of May 31, 2025, the Company had 506 retail stores in 152 cities, 502 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities. The Company also had 2,414 super charging stations in operation equipped with 13,195 charging stalls in China.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com